Kenneth L. Betts

214-453-6435

KBetts@winston.com

May 25, 2017

Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Industrial REIT, Inc. Amendment No. 7 to Registration Statement on Form S-11 File No. 333-196798

Dear Mr. Kluck:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are providing this letter in response to the verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received May 25, 2017 (the “Comments”) regarding Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-11 (File No. 333-196798) (the “Registration Statement”).

The Company is concurrently filing via EDGAR today Amendment No. 7 to the Registration Statement (“Amendment No. 7”), which includes changes to Amendment No. 6 in response to the Comments, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 7, which reflects all changes to Amendment No. 6.

For your convenience, the Staff’s Comments have been repeated herein in bold font, with the Company’s responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s Comments refer to Amendment No. 6, and page references in the responses refer to Amendment No. 7. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 7.

General

1.	The contractual requirement for the Company to register the 250,000 shares of common stock to be issued to Torchlight in a concurrent private placement prior to the first anniversary of the closing of the offering may result in such private placement falling within the rollup rules set forth in Items 901-915 of Regulation S-K. Please provide a detailed analysis explaining why this transaction is not subject to the rollup rules.

Response: The Company hereby advises the Staff that Torchlight has agreed that the resale registration statement will not be filed prior to the first anniversary of the closing date of the offering. The Company has revised its disclosure on pages 8, 22, 113 and 131 to reflect the current agreement with Torchlight

Mr. Tom Kluck

May 25, 2017

2.	Please delete the reference to the use of the proceeds from future offerings to pay distributions.

Response: The Company has revised the disclosure on pages 37 and 42 to delete the disclosure relating to the use of proceeds from future offerings of equity, equity-related or debt securities to make distributions to the Company’s stockholders.

3.	Please correct the typographical error in Note 1(B) on page F-6.

Response: The Company has revised the number “3,750,00” on page F-6 to read “3,750,000.”

4.	Please revise Item 33 to provide the information required by Item 701 of Regulation S-K with respect to the shares of common stock to be issued to the Company’s executive officer and independent directors.

Response: The Company respectfully advises the Staff that the shares of common stock to be issued to the Company’s executive officers and independent directors will be issued pursuant to the Regulation Statement on Form S-8 and will, therefore, not be unregistered securities requiring disclosure in Item 33.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Jeffrey E. Witherell Justin R. Salon, Esq.